Correspondence

SCHLUETER & ASSOCIATES, P.C.

5290 DTC PARKWAY, SUITE 150

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

June 11, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ruairi Regan

Re:	Zhong Yuan Bio-Technology Holdings Limited Registration Statement on Form F-1 Amendment No. 2 File No. 333-235983

Dear Mr. Regan,

We represent Zhong Yuan Bio-Technology Holdings Limited (“Registrant”) as US counsel. The Registrant is filing Amendment No. 2 to its Registration Statement on Form F-1 with the Securities and Exchange Commission.

We note that Zhong Yuan Investment Limited (“ZYIL”) and Mrs. Ting Ting Chang, CEO and director of the Registrant, have sold 9,911,920 shares and 8,000,000 shares, respectively, of the stock that they held to 46 existing, non-affiliated shareholders of the Registrant. These private sales were done in order for the Registrant to be able to satisfy one of the requirements for trading on the OTCQB—namely, that the Registrant must have a freely traded public float of at least 10% of the total shares issued and outstanding. The number of shares being registered for resale by non-affiliates has been increased to a total of 19,361,920 shares, and the number being registered for resale by ZYIL is 3,000,000, or approximately 13.4% of the total number of shares being registered for resale. Appropriate revisions have been made in Amendment No. 2 to the Registration Statement to reflect these facts.

The purpose of this letter is to respond to the comment letter dated May 12, 2020, from the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above-referenced registration statement (the “Registration Statement”). For your convenience, the comments have been reproduced below, followed by the Registrant’s response. The Registrant is concurrently filing Amendment No. 2 to the Registration Statement.

Registration Statement on Form F-1

Cover Page

1.	We note your revised disclosure in response to prior comment 1. It appears Zhong Yuan Investment Limited is still offering approximately 150% of the total amount of shares held by non-affiliates. Therefore, please decrease the amount of shares being offered by Zhong Yuan Investment Limited or advise. Also, please clarify your disclosure throughout the registration statement to reflect that the securities being registered will be sold at the specified fixed price per share of common stock until your common stock is quoted on the OTC Bulletin Board or the OTCQX marketplace or the OTCQB Bulletin Board and after that at prevailing market prices or privately negotiated prices.

U.S. Securities and Exchange Commission

June 11, 2020

Response: The Registrant has significantly reduced the number of shares that are being registered for resale by Zhong Yuan Investment Limited, based upon the Staff’s Comment and the guidance set forth in Question 612.09 of the Staff’s Compliance and Disclosure Interpretations (the “Interpretation”) under the Securities Act of 1933, as amended (“Securities Act”). The number of shares being registered by Zhong Yuan Investment Limited has been reduced to 3,000,000 shares, which is approximately 13.4% of the total number of shares being registered for resale.

Further, revisions have been made in Amendment No. 2 to clarify that the Ordinary Shares being registered for resale will be sold at the specified fixed price per share until the Ordinary Shares are quoted on the OTCQB or a higher market, and after that at prevailing market prices or privately negotiated prices.

Special Note Regarding Forward Looking Statements, page 3

2.	We reissue prior comment 2. It is unclear how you concluded this is not your initial public offering. Please note that reliance upon the safe harbour protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings. See Section 27A of the Securities Act of 1933. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbour does not apply to this offering.

Response. Although the Registrant does not believe that this resale registration statement is an initial public offering, the Registrant has deleted the reference to the safe harbour in the Registration Statement.

Our shareholders may face difficulties in protecting their interests..., page 10

3.	Here or under “Enforcement of Civil Liabilities,” please include disclosure related to any new restrictions on the ability to bring actions under Article 177 of the new amendments to the Chinese securities laws that took effect on March 1, 2020.

Response. The Registrant has included an additional risk factor that addresses concerns relating to Article 177 in response to this comment.

Management's Discussion & Analysis..., page 26

4.	We note your disclosures in your risk factors of potential adverse impacts from COVID-19. Please tell us what consideration you gave to providing expanded information regarding specific impacts that your business has experienced from the COVID-19 pandemic (e.g. reduced production capacity and restricted distribution). Refer to CF Disclosure Guidance: Topic No. 9 for guidance.

U.S. Securities and Exchange Commission

June 11, 2020

Response. In response to this comment, the Registrant has expanded its Risk Factor regarding the impact of COVID-19 on its results of operations and has included similar disclosure under “Management’s Discussion and Analysis... – Overview.”

Our Business, page 30

5.	We reissue prior comment 4 in part. Please describe in greater detail your relationship and agreement with Medical Nutrition Research and Development Enterprise of America, including which of their products you distribute.

Response. The Registrant has included a separate paragraph under “Our Business – Distribution Agreement with Medical Nutrition Research and Development Enterprise of America” that describes Bao Feng’s agreement with that company, including which product it distributes pursuant to that agreement.

6.	Please file your agreements with Inner Mongolia Xingyuan Vegetable Oil C., Ltd., located in Mongolia, and Heze Zonghoo Jianyuan Biotech Co., Ltd. or tell us how you concluded that such agreements need not be filed.

Response. The Registrant has filed the referenced agreements as Exhibits 10.15 and 10.16, respectively, to the Registration Statement.

Financial Statements of Zhong Yuan Bio-Technology Holdings Limited, page F-7

7.	We note your response to comment 10. In an amended filing, please update the financial statements and financial information for Zhong Yuan Bio-Technology Holdings Limited as the shell company’s audited financial statements are more than nine-months old, or explain to us why you do not believe updated financial statements are necessary. In your response, explain how you have addressed any potential gap in financial reporting by Zhong Yuan Bio-Technology Holdings Limited caused by the change in fiscal year end.

Response. Please note that the Registrant is no longer a shell company under Rue 12b-2 after completing the reverse takeover of China Bio-Technology Holdings Limited on August 31, 2019, and that, as a result of the reverse takeover, the Registrant changed its fiscal year end from December 31 to March 31. Therefore, the Registrant respectfully submits that it is not required to include audited financial statements for its last fiscal year (i.e., its fiscal year ended March 31, 2020) so long as its Registration Statement is declared effective by June 30, 2020.

In addition, since the reverse takeover was effected on August 31, 2019, the unaudited financial statements of the Registrant as of September 30, 2019, already include the consolidation of the Registrant and its wholly owned subsidiaries. Therefore, the Registrant believes that it has provided the most updated financial information for the Registrant.  Also, the Registrant does not believe that there is a gap in the financial information as a result of the change in the fiscal year end.

U.S. Securities and Exchange Commission

June 11, 2020

If you have any questions relating to the Registration Statement, please contact Tina Chang, the Registrant’s President, at her email address of 502332188@qq.com, or Candice Pang, the Registrant’s CFO, at her email address of candice.f.pang@gmail.com.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schueterintl.com. If you wish to speak with me, please feel free to call me at the above telephone number.

Very truly yours,

/s/ Henry F. Schlueter

Henry F. Schlueter

C: Zhong Yuan Bio-Technology Holdings Limited

     Centurion ZD CPA & CO.